UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-8B25

APPLICATION FOR EXTENSION OF TIME

811-228888

Investment Company Act File Number

Wildermuth Fund

(exact name of registrant as specified in its charter)

Delaware	46-435-7531
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

Strathvale house, 3rd Floor, PO BOX 30847 90 North Church Street
George Town, Grand Cayman, KY1-1204 Cayman Islands	32082
(Address of principal executive offices)	(Zip Code)

+1(345) 623-9900

(Registrant's telephone number)

PART I

The Registrant filed for an Application for Extension of Time pursuant to Rule 8b-25 under the Investment Company Act of 1940, as amended (the “1940 Act”), on June 27, 2024 (the “Prior Filing”). Rule 8b-25 permits a registered management investment company to file an application for an extension of time if it is impractical to furnish a required report.

With this filing, the Registrant hereby withdraws the Prior Filing. The Registrant has as of this same day filed a new Application for Extension of Time pursuant to Rule 8b-25 under the 1940 Act.

PART II

OTHER INFORMATION

Name and telephone number of person to contact with respect to this notification:

Karen Aspinall

Practus, LLP

11300 Tomahawk Creek Parkway, Suite 310

Leawood, Kansas 66211

949.629.3928

SIGNATURES

The Registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

WILDERMUTH FUND

By:	/s/ Mitchell Mansfield
Mitchell Mansfield, Principal Executive Officer

Date:	July 8, 2024